FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending July 19, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.

   17 July 2006      Abacus (GSK) Trustees Limited, as trustee of the
                     GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 574
                     Ordinary Shares in the Company on behalf of participants in the GlaxoSmithKline Performance Share Plan at a price of GBP14.634 per share.

                     The GSK Trust transferred 1,871 Ordinary Shares in the Company to participants in the GlaxoSmithKline Performance Share Plan.


   18 July 2006      The GSK Trust transferred 8,135 Ordinary Shares in the
                     Company to participants in the SmithKline Beecham Employee
                     Share Option Plan 1991.


   19 July 2006      The GSK Trust sold 1,992 Ordinary Shares in the Company on behalf of participants in the GlaxoSmithKline Share Value
                     Plan at a price of GBP14.8525 per share.

                     The GSK Trust transferred 10,489 Ordinary Shares in the Company to participants in the GlaxoSmithKline Share Value Plan.


The Company was advised of these transactions on 19 July 2006.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr M M Slaoui and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary

19 July 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 19, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc